Exhibit 99.1

Marti Reports First-Ever Positive Operating Income as Q3

2026 Revenue Hits Record $24.7 Million and Gross

Margin Expands to Record 81%

Net loss narrows to $1.0 million as Adjusted EBITDA reaches $5.6 million

Istanbul, Türkiye – November 9, 2026 – Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today reported record results for the third quarter ended September 30, 2026, reflecting continued growth across its mobility platform, stronger monetization and significant progress toward sustainable profitability.

During the quarter, Marti continued to translate the scale of its marketplaces and broader mobility platform into improved financial performance. Growth in platform activity and monetization, combined with disciplined expense management, drove substantial operating leverage and enabled the Company to achieve positive operating income for the first time.

Marti now operates in 40 cities across Türkiye, covering approximately 90% of national GDP. With its rider and driver networks continuing to expand, the Company remains focused on improving operating efficiency and building a scalable platform capable of supporting long-term growth across ride-hailing, delivery, two-wheeled electric vehicle services and, over time, autonomous mobility.

Financial and Operational Highlights for Third Quarter 2026

●	Record revenue and stronger platform monetization: Revenue increased 128.1% YoY and 23.7% QoQ to $24.7 million, driven by continued growth in platform monetization, marking triple-digit year-over-year revenue growth in each quarter of 2026.

●	Record gross profit and gross margin: Gross profit increased 176.0% YoY to $20.2 million, and gross profit margin expanded 1,416 basis points YoY to 81.5%, compared with 67.3% in the third quarter of 2025.

●	First quarter of positive operating income: Income from operations turned positive at $2.7 million, compared to a loss from operations of $8.8 million in Q3’25, the first time Marti has reported positive income from operations. Total operating expenses, including cost of revenues, increased 11.9% year over year, substantially below revenue growth of 128.1%. Net loss narrowed 90.9% YoY to a near-breakeven $1.0 million.

●	Significant improvement in Adjusted EBITDA: Adjusted EBITDA was $5.6 million, a 22.7% margin, improving $9.2 million YoY and nearly doubling from $2.9 million in Q2’26.

●	Stronger liquidity with positive operating cash flow: Marti generated $1.0 million of operating cash flow in Q3’26, its second consecutive quarter of positive operating cash flow. Cash and cash equivalents increased $2.7 million during the quarter to $15.2 million, nearly double the $7.8 million at the start of the year.

●	Continued marketplace growth across the platform: Trips increased 45.9% YoY to 22.0 million and unique platform consumers increased 54.1% YoY to 2.7 million. All-time unique ride-hailing riders reached 5.09 million and all-time registered ride-hailing drivers reached 597 thousand, both exceeding the Company’s September 30 targets.

●	Positioned to meet guidance: Nine-month Adjusted EBITDA of $8.0 million already exceeds full-year 2026 Adjusted EBITDA guidance of $7.0 million. With one quarter remaining, the Company is on track to deliver its full-year 2026 guidance of $85.0 million in revenue and $7.0 million in Adjusted EBITDA.

“The third quarter was a breakthrough quarter for Marti,” said Oğuz Alper Öktem, Founder and CEO. “We delivered record revenue and gross margin and generated positive operating income for the first time. Revenue growth, improved platform monetization and disciplined expense management contributed to a substantial improvement in profitability, with Adjusted EBITDA reaching $5.6 million.”

Continued Mr. Öktem, “Our platform continues to scale, with all-time unique ride-hailing riders increasing 81% and all-time registered ride-hailing drivers increasing 54% year-over-year, as our ride-hailing footprint expanded to 30 cities during the quarter and to 40 cities in October, covering approximately 90% of Türkiye’s GDP. Revenue per trip increased 56% to $1.13 as platform monetization continued to strengthen, while total operating expenses, including cost of revenues, grew 12% against revenue growth of 128%. Excluding non-cash share-based compensation, we generated net income of $1.2 million in the quarter, and we have now delivered two consecutive quarters of positive operating cash flow.”

“In autonomous mobility, following our partnerships with Tensor and CalmCar, we are actively working on pilot programs to bring autonomous vehicles to Türkiye through the Marti platform. As Türkiye’s leading mobility super app, with a rapidly expanding rider and driver network and established operational infrastructure, we believe Marti is well positioned to lead the adoption of autonomous ride-hailing in Türkiye as the technology matures.”

Concluded Mr. Öktem, “We are on track to deliver our full-year 2026 guidance and we enter the final quarter of the year with strong momentum. We remain focused on disciplined, profitable growth and on creating long-term value for our shareholders and for Türkiye.”

Financial Highlights for Third Quarter 2026

Revenue

●	Revenue of $24.7 million in Q3’26, up 128.1% from $10.8 million in Q3’25 and up 23.7% from $20.0 million in Q2’26, driven by continued success in platform monetization.

●	Revenue per trip increased 56.3% YoY to $1.13 in Q3’26 from $0.72 in Q3’25.

●	9M’26 revenue of $60.1 million, up 138.9% from $25.2 million in 9M’25 and representing 70.8% of the Company’s full-year 2026 revenue guidance.

●	Reaffirmed FY’26 revenue guidance of $85.0 million, representing growth of 116.6% over FY’25.

Gross Profit

●	Gross profit increased 176.0% to a record $20.2 million in Q3’26, compared to $7.3 million in Q3’25, driven by revenue growth from increased trip volumes and platform monetization.

●	Gross profit margin improved 1,416 basis points to a record 81.5% in Q3’26 from 67.3% in Q3’25, and 494 basis points from 76.6% in Q2’26.

Operating Expenses

●	Total operating expenses of $22.0 million in Q3’26, up 11.9% from $19.7 million in Q3’25, compared to revenue growth of 128.1%, reflecting significant operating leverage.

●	Cost of revenues of $4.6 million in Q3’26, up 29.2% from $3.5 million in Q3’25, primarily driven by higher business volume across our platform, partially offset by lower depreciation and amortization expenses. Cost of revenues declined to 18.5% of revenue from 32.7% in Q3’25.

●	General and administrative expenses of $7.5 million in Q3’26, down 17.2% from $9.1 million in Q3’25, primarily attributable to a $2.0 million decrease in share-based compensation expense. General and administrative expenses declined to 30.5% of revenue from 83.9% in Q3’25. In the absence of share-based compensation expense of $2.2 million, Q3’26 general and administrative expenses were $5.3 million.

●	Selling and marketing expenses of $3.6 million in Q3’26, up 14.8% from $3.1 million in Q3’25, primarily attributable to higher advertising and marketing activities undertaken to support consumer and driver acquisition and retention across our platform.

Gain/(Loss) from Operations

●	Gain from operations was $2.7 million in Q3’26, compared to a loss from operations of $(8.8) million in Q3’25, representing an improvement of $11.5 million and marking the first time Marti has reported gain from operations.

Net Loss

●	Net loss narrowed 90.9% to $(1.0) million in Q3’26, compared to $(11.2) million in Q3’25, an improvement of $10.1 million.

●	In the absence of share-based compensation expense of $2.2 million, Q3’26 net income was $1.2 million, compared to a net loss of $(6.9) million in Q3’25.

●	Net loss narrowed 31.2% to $(20.9) million in 9M’26 from $(30.4) million in 9M’25, despite a one-time non-cash loss on debt extinguishment of $(8.3) million recognized in Q2’26.

Adjusted EBITDA

●	Adjusted EBITDA reached $5.6 million in Q3’26, compared to $(3.6) million in Q3’25(*), a $9.2 million YoY improvement, driven by strong revenue growth, successful platform monetization, and improved operating leverage across the platform; Adjusted EBITDA nearly doubled from $2.9 million in Q2’26.

●	Adjusted EBITDA margin expanded to 22.7% in Q3’26 from (33.4)% in Q3’25.

●	9M’26 Adjusted EBITDA of $8.0 million, compared to $(9.6) million in 9M’25(*), already exceeds the Company’s full-year 2026 Adjusted EBITDA guidance of $7.0 million.

(*) Q3’25 and 9M’25 Adjusted EBITDA are presented under the Company’s revised definition of Adjusted EBITDA and exclude a $1.2 million fair value gain on derivative instrument. See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.

Cash and Liquidity

●	Cash and cash equivalents were $15.2 million as of September 30, 2026, up $2.7 million from $12.5 million as of June 30, 2026, and up $7.4 million from $7.8 million as of December 31, 2025.

●	Net cash provided by operating activities was $1.0 million in Q3'26(**), marking the second consecutive quarter of positive operating cash flow.

(**) Q3’26 net cash provided by operating activities is calculated by subtracting net cash used in operating activities during the six months ended June 30, 2026 of $(2.6) million from net cash used in operating activities during the nine months ended September 30, 2026 of $(1.6) million.

Consolidated Financial and Operational Highlights of Third Quarter 2026

	Q3 2025	Q3 2026	∆
Trips (in millions)	15.05	21.97	45.9%
Unique Platform Consumers (in millions)	1.74	2.68	54.1%
Trips per Unique Platform Consumer	8.6	8.2	(5.3)%

All-time Unique Ride-hailing Riders (in thousands)	2,811	5,092	81.1%
All-time Registered Ride-hailing Drivers (in thousands)	387	597	54.2%

Average Daily Two-wheeled Electric Vehicles Deployed	22,306	20,756	(6.9)%
Revenue (USD, thousands)	10,844	24,730	128.1%
Cost of Revenues (USD, thousands)	(3,543)	(4,577)	29.2%
% of Revenue	32.7%	18.5%	(1,416) bps
Gross Profit(1) (USD, thousands)	7,301	20,153	176.0%
Gross Profit Margin %(2)	67.3%	81.5%	1,416 bps
G&A(3) (USD, thousands)	(9,104)	(7,535)	(17.2)%
% of Revenue	83.9%	30.5%	(5,348) bps
Gain/(Loss) from Operations (USD, thousands)	(8,838)	2,702	n.m.(7)
Net Loss(4) (USD, thousands)	(11,158)	(1,018)	(90.9)%
Adj. EBITDA(5) (USD, thousands)	(3,621)	5,609	n.m.(7)
Adj. EBITDA Margin %(6)	(33.4)%	22.7%	5,608 bps

(1)	Gross profit is a GAAP metric and is calculated by deducting cost of revenues from revenue.

(2)	Gross profit margin is a GAAP metric and is calculated as gross profit divided by revenue.

(3)	In the absence of share-based compensation expense of $(2.2) million, Q3’26 general and administrative expenses were $(5.3) million.

(4)	Q3’26 net loss includes share-based compensation expense of $(2.2) million. In the absence of share-based compensation expense, Q3’26 net income was $1.2 million.

(5)	Adjusted EBITDA is a non-GAAP metric. The Company revised its definition of Adjusted EBITDA beginning with the three months ended June 30, 2026. See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.

(6)	Adjusted EBITDA margin is a non-GAAP metric. See definition and reconciliation of Adjusted EBITDA margin elsewhere in this press release.

(7)	n.m. indicates that the year-over-year change is not meaningful due to a negative prior period.

Operational Highlights

●	Trips across ride-hailing, delivery, and two-wheeled electric vehicle services reached 21.97 million, an increase of 6.92 million, or 45.9%, compared to 15.05 million in Q3’25, primarily attributable to the growth of ride-hailing trips.

●	Unique platform consumers grew to 2.68 million, an increase of 0.94 million, or 54.1%, compared to 1.74 million in Q3’25, primarily attributable to the growth of ride-hailing riders.

●	Trips per unique platform consumer decreased from 8.6 in Q3’25 to 8.2 in Q3’26, or 5.3%, as growth in unique platform consumers outpaced growth in trips, reflecting our expansion into new cities during the period, where newly acquired consumers typically take fewer trips in their initial periods of use as our service in those markets ramps up.

●	All-time unique ride-hailing riders reached 5.09 million in Q3’26, exceeding the September 30, 2026 target of 4.90 million and increasing 81.1% compared to Q3’25.

●	All-time registered ride-hailing drivers grew to 597 thousand in Q3’26, exceeding the September 30, 2026 target of 580 thousand and increasing 54.2% compared to Q3’25.

●	All-time trips on the Marti platform surpassed 217 million, and all-time unique platform consumers reached 8.9 million as of September 30, 2026.

●	Average daily two-wheeled electric vehicles deployed decreased from 22.3 thousand in Q3’25 to 20.8 thousand in Q3’26, or 6.9%, as we gradually retired older fleet units introduced in 2021.

●	Ride-hailing services operated in 30 cities across Türkiye covering approximately 85% of Türkiye’s GDP, while we optimized our two-wheeled electric vehicle fleet through targeted vehicle deployments and relocations within existing markets to address seasonal demand patterns and improve fleet utilization. In October 2026, Marti launched its ride-hailing service in 10 additional cities, bringing its footprint to 40 cities covering approximately 90% of Türkiye’s GDP.

Financing

●	In April 2025, Marti entered into a Convertible Note subscription agreement for up to $23.0 million of 12.50% Convertible Senior Secured Notes due April 2029, of which $18.0 million had been issued as of September 30, 2026.

●	In October 2025, Marti entered into an additional Convertible Note subscription agreement for up to $100.0 million of 11.00% Convertible Senior Secured Notes due October 2029, with no amounts drawn as of September 30, 2026.

●	On November 5, 2026, the agreement was amended to provide Marti with the right to require the issuance of up to $100.0 million of these notes over six subscription periods from January 1, 2027 through July 10, 2028, generally limited to approximately $16.7 million per period, with unused amounts expiring at the end of each period.

Share Repurchase Program

●	In April 2026, Marti announced a new $2.5 million share repurchase program replacing the prior program. In September 2026, Marti increased the share repurchase authorization to $5.0 million and extended the program through April 26, 2027, while maintaining the ceiling price of $6.00 per share. Under the current share repurchase program, approximately $3.5 million remains available for repurchases as of September 30, 2026. During the nine months ended September 30, 2026, Marti repurchased 794,833 shares for an aggregate purchase price of $1.5 million.

●	Since initiating share repurchase programs, Marti has repurchased 927,357 shares at an average price of $1.99 per share, for an aggregate purchase price of $1.8 million, as of September 30, 2026.

Autonomous Vehicles

●	Marti is building a multi-partner autonomous mobility ecosystem in Türkiye. Marti will leverage its mobility platform to aggregate rider demand and use its established operational infrastructure to support the deployment and scaling of autonomous vehicle fleets. The Company will also leverage its relationships with regulators and public-sector stakeholders to support the development of the autonomous mobility ecosystem in Türkiye. In July 2026, Marti entered into a strategic partnership with Tensor to deploy autonomous vehicles on Marti’s mobility platform in Türkiye. In October 2026, Marti expanded this ecosystem through a partnership with CalmCar, a China-based provider of autonomous driving solutions. The first CalmCar-equipped vehicle has arrived in Türkiye, and Marti expects to begin closed-area testing in Istanbul, subject to obtaining required test permits.

December 31, 2026 All-time Unique Ride-Hailing Rider and Registered Driver Targets

Marti is reaffirming its December 31, 2026 all-time unique ride-hailing rider and registered driver targets, as summarized below:

December 31, 2026 Targets(1)
All-time Unique Ride-hailing Riders	5.65 million
All-time Registered Ride-hailing Drivers	630 thousand

(1)	The target numbers of unique riders and registered drivers by December 31, 2026 are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets are subject to significant risks and uncertainties, including the risk factors discussed in the Company's reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Full Year 2026 Guidance

Marti reaffirms its full year 2026 guidance, as summarized below:

2026 Guidance(1)
Revenue	$85.0 million
Adjusted EBITDA(2)	$7.0 million

(1)	The Company’s 2026 guidance assumes continued growth of our platform services and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.

(2)	The Company revised its definition of Adjusted EBITDA beginning with the three months ended June 30, 2026. See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.

The full year 2026 guidance provided herein is based on Marti’s current estimates and assumptions and is not a guarantee of future performance. The 2026 guidance is subject to significant risks and uncertainties, including the risk factors discussed in the Company's reports on file with the SEC, that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance.

This press release does not include a reconciliation of forward-looking Adjusted EBITDA to forward-looking GAAP Net Income (loss) because Marti is unable, without making unreasonable efforts, to provide a meaningful or reasonably accurate calculation or estimation of certain reconciling items which could be significant to Marti’s results.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for the third quarter 2026. See details below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti.tech/) where it will remain available for six months.

Date:	November 9, 2026
Time:	4:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	+1 877-485-3103 / +1 201-689-8890
Webcast & Replay & Archive Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=FWRLfDqs

Non-GAAP Financial Measures

Certain ﬁnancial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin, and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of lawsuit provision expense, share-based compensation expense, fair value gain (or loss) on derivative instrument, and loss on debt extinguishment, which Marti does not consider to be reflective of its normal cash operations.

Beginning with the three months ended June 30, 2026, the Company revised its calculation of Adjusted EBITDA to also exclude fair value gain (or loss) on derivative instrument and loss on debt extinguishment, as these items are non-cash or financing-related and are not considered indicative of normal operating performance. Adjusted EBITDA for the three and nine months ended September 30, 2025 is presented on the revised basis and excludes a $1,199 thousand fair value gain on derivative instrument recognized in those periods. Adjusted EBITDA for the year ended December 31, 2025 has been revised from $(12,104) thousand to $(13,485) thousand to reflect the exclusion of a $1,381 thousand fair value gain on derivative instrument.

Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

These non-GAAP ﬁnancial measures are not measures of ﬁnancial performance in accordance with GAAP and may exclude items that are signiﬁcant in understanding and assessing the Company’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of ﬁnancial results provide useful information for management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. The Company believes the use of these non-GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-GAAP ﬁnancial measures to investors. These non-GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP ﬁnancial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This ﬁnancial information and data contained herein also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth of Marti’s service offerings, including the numbers of all-time unique riders and all-time registered drivers of the ride-hailing service, launch and growth of its package delivery business, the expected geographic expansion of services to additional cities, the full year 2026 guidance, our expected financing under our convertible note subscription agreements, the seasonality of its business, the development and deployment of autonomous vehicle technology, pilot programs and partnerships, the expected future deployment of autonomous mobility services, and the expected future performance, operational efficiencies, potential size and market opportunities of Marti and its ride-hailing, delivery, and two-wheeled electric vehicle services, are forward-looking statements. In some cases, you can identify forward looking statements by words such as “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management, are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) our ability to implement business plans, forecasts, and other expectations, and identify opportunities, (ii) the risk that we may not be able to effectively manage our growth, including our design, research, development, and maintenance capabilities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) our ability to build our brand and consumers’ recognition, acceptance, and adoption of our brand, (v) the impact of geopolitical tensions and international conflicts, including the military conflict occurring in the Middle East, on the global economy, inflation, energy and commodity prices and our business, (vi) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which we operate or plan to operate, variations in competitors’ performance and success and changes in laws and regulations affecting our business, (vii) the outcome of any legal proceedings that are pending or may be initiated against us or our directors or officers, (viii) technological changes and risks associated with doing business in an emerging market, (ix) risks relating to our dependence on and use of certain intellectual property and technology, (x) our ability to maintain the listing of our securities on the NYSE American, (xi) our ability to grow and make profitable our business, including our ride-hailing, delivery and two-wheeled electric vehicle businesses, (xii) risks relating to the development, regulatory approval, and deployment of autonomous vehicle technology and our ability to realize the anticipated benefits of our autonomous mobility partnerships, (xiii) risks relating to our indebtedness, including our convertible notes, and the potential dilutive effect of their conversion and of share issuances under our financing arrangements and equity incentive plans, and (xiv) other factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of the Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2026 guidance and ride-hailing targets, which speak only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets

(In thousands $)

(Unaudited)

	December 31, 2025	September 30, 2026
ASSETS
Current assets
Cash and cash equivalents	$7,806	$15,230
Accounts receivable, net	504	472
Inventories	1,991	1,939
Other current assets	3,639	2,702
Total current assets	13,940	20,343

Non-current assets
Property and equipment	2,654	1,037
Operating lease right of use assets	907	487
Intangible assets	351	151
Other non-current assets	11,950	11,950
Total non-current assets	15,862	13,626
Total assets	$29,802	$33,969

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net(1)	$3,695	$1,864
Accounts payable	4,077	1,327
Operating lease liabilities	620	368
Deferred revenue	2,129	2,888
Accrued expenses and other current liabilities	3,869	4,470
Total current liabilities	14,389	10,916

Non-current liabilities
Long-term financial liabilities, net(1)	82,116	105,943
Operating lease liabilities, net of current portion	136	27
Employee benefit liabilities	249	384
Total non-current liabilities	82,501	106,354
Total liabilities	96,890	117,270

Stockholders’ equity
Common stock	9	9
Treasury shares	(368)	(1,843)
Share premium	121,762	127,970
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(180,933)	(201,879)
Total stockholders’ equity	(67,088)	(83,301)
Total liabilities and stockholders’ equity	$29,802	$33,969

(1)	$1.9 million of short-term financial liabilities, net and $84.9 million of long-term financial liabilities, net consist of 2028 convertible notes with a conversion price of $1.65.

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Statements of Operations

(In thousands $, except share amounts which are reflected in thousands, and per share amounts)

(Unaudited)

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2026

Revenue	$10,844	$24,730	$25,171	$60,143
Operating expenses:
Cost of revenues	(3,543)	(4,577)	(10,910)	(13,591)
General and administrative expenses(1)	(9,104)	(7,535)	(21,288)	(22,418)
Selling and marketing expenses	(3,143)	(3,607)	(6,211)	(7,798)
Research and development expenses	(976)	(741)	(2,087)	(2,666)
Other expenses	(3,095)	(5,855)	(6,434)	(15,824)
Other income	179	288	384	1,067
Total operating expenses	(19,682)	(22,028)	(46,546)	(61,229)
Gain/(Loss) from operations	(8,838)	2,702	(21,376)	(1,087)

Financial expense, net	(3,519)	(3,720)	(10,260)	(11,537)
Fair value gain on derivative instrument	1,199	--	1,199	--
Loss on debt extinguishment	--	--	--	(8,322)
Loss before income tax expense	(11,158)	(1,018)	(30,437)	(20,946)

Income tax expense	--	--	--	--
Net loss(2)	(11,158)	(1,018)	(30,437)	(20,946)

Net loss attributable to stockholders	(11,158)	(1,018)	(30,437)	(20,946)

Net loss per share

Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	78,708	86,316	75,413	86,125
Net loss per common share – basic and diluted	(0.14)	(0.01)	(0.40)	(0.24)
Other comprehensive loss	--	--	--	--
Total comprehensive loss	$(11,158)	$(1,018)	$(30,437)	$(20,946)

(1)	Q3’26 general and administrative expenses include share-based compensation expense of $(2.2) million. In the absence of share-based compensation expense, Q3’26 general & administrative expenses were $(5.3) million.

(2)	Q3’26 net loss includes share-based compensation expense of $(2.2) million. In the absence of share-based compensation expense, Q3’26 net income was $1.2 million.

9M’26 net loss includes loss on debt extinguishment of $(8.3) million. In the absence of loss on debt extinguishment, 9M’26 net loss was $(12.6) million.

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands $)

(Unaudited)

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2026
Cash flow from operating activities
Net loss	$(30,437)	$(20,946)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on debt extinguishment	--	8,322
Depreciation and amortization	2,662	2,093
Fair value gain on derivative instrument	(1,199)	--
Share-based, compensation, net	8,992	6,854
Interest expense, net	4,321	4,564
Other non-cash	174	(11)

Changes in operating assets and liabilities:
Accounts receivable	(258)	31
Inventories	22	31
Other current assets	789	(1,234)
Accounts payable	1,272	(2,749)
Deferred revenue	294	758
Accrued expenses, employee benefit and other current liabilities	656	736
A. Net cash used in operating activities	(12,712)	(1,551)

Cash flow from investing activities
Purchase of treasury shares	(196)	(1,475)
Purchase of property and equipment	(382)	(277)
B. Net cash used in investing activities	(578)	(1,752)

Cash flow from financing activities
Proceeds from issuance of convertible notes	16,930	10,697
Repayment of term loans	(1,250)	--
Proceeds from exercise of employee share options	168	30
C. Net cash generated from financing activities	15,848	10,727

D. Increase in cash and cash equivalents (A+B+C)	2,558	7,424
E. Cash and cash equivalents at beginning of the period	5,149	7,806
Cash and cash equivalents at ending of the period (D+E)	$7,707	$15,230

MARTI TECHNOLOGIES, INC.

Non-GAAP Reconciliations - Condensed Consolidated

Adjusted EBITDA and Adjusted EBITDA Margin (in thousands $, except percentages)

(Unaudited)

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2026	Three Months Ended June 30, 2026	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2026
Net loss(1)	$(11,158)	$(1,018)	$(12,502)	$(30,437)	$(20,946)
Net loss margin	(103)%	(4)%	(63)%	(121)%	(35)%
Depreciation and amortization	$867	$601	$638	$2,662	$2,093
Financial expense, net	$3,519	$3,720	$4,044	$10,260	$11,537
Lawsuit provision expense	$88	$78	$3	$145	$179
Share-based compensation expense	$4,261	$2,228	$2,404	$8,992	$6,854
Fair value gain on derivative instrument	$(1,199)	$--	$--	$(1,199)	$--
Loss on debt extinguishment	$--	$--	$8,322	$--	$8,322
Adjusted EBITDA(2)	$(3,621)	$5,609	$2,910	$(9,577)	$8,040
Adjusted EBITDA margin	(33)%	23%	15%	(38)%	13%

(1)	Q3’26 net loss includes share-based compensation expense of $(2.2) million. In the absence of share-based compensation expense, Q3’26 net income was $1.2 million.

9M’26 net loss includes loss on debt extinguishment of $(8.3) million. In the absence of loss on debt extinguishment, 9M’26 net loss was $(12.6) million.

(2)	Beginning with the three months ended June 30, 2026, the Company revised its calculation of Adjusted EBITDA to also exclude fair value gain (or loss) on derivative instrument and loss on debt extinguishment, as these items are non-cash or financing-related and are not considered indicative of normal operating performance. Adjusted EBITDA for the three and nine months ended September 30, 2025 is presented on the revised basis and excludes a $1.2 million fair value gain on derivative instrument. Adjusted EBITDA for the year ended December 31, 2025 has been revised from $(12.1) million to $(13.5) million to reflect the exclusion of a $1.4 million fair value gain on derivative instrument.